Exhibit 99.1

For Immediate Release

Kenon Announces Energuate’s Issuance of $330 Million Senior Notes and
Entry into $120 Million Loan

Singapore, May 3, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) announces that Energuate, the Guatemalan electricity distribution business of IC Power Ltd. (“IC Power”), has issued senior notes in an aggregate principal amount of $330 million. The notes accrue interest at a rate of 5.875% and will be payable semi-annually, with final maturity occurring in May 2027.

In connection with the issuance of notes, Energuate also entered into a Guatemalan-quetzales denominated loan in the amount of approximately $120 million. The loan accrues interest at the weighted average rate (TASA Activa Promedio Ponderada), as published by the Guatemalan Central Bank, less 6.0% (subject to a floor rate of 7.0%), with final maturity occurring in June 2027.

The proceeds of the notes and loan were used to repay in full certain Energuate indebtedness (representing approximately $317 million as of December 31, 2016). In addition, the proceeds will be used to repay IC Power’s $120 million ICPDH Credit Agreement (which was entered into in connection with IC Power’s acquisition of Energuate in January 2016).

This press release is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.